Exhibit 99.1

TeliaSonera Signs an Exclusive Agreement With Merlin in Denmark

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 4, 2007--TeliaSonera (STO:TLSN) has signed an exclusive agreement with the Danish electronics chain Merlin, which has 48 shops across the country. According to the agreement, Merlin will only sell TeliaSonera's mobile telephony services in Denmark.

TeliaSonera now have totally 104 shops in Denmark, including the 48 Merlin shops covered by the exclusive agreement as well as TeliaSonera's own 56 Telia-shops, strengthening the company's position on the Danish market. The co-operation with Merlin means that TeliaSonera's offering will be locally more easily accessible to customers.

"Thanks to the agreement with Merlin, we will be more easily accessible to our Danish customers, as our geographical sales channels now expand in Denmark. Besides, Merlin already has telecom competence, and its focus is very much on TeliaSonera's mobile telephony services. The agreement also gives us a better opportunity to increase our market share on the tough Danish market," says Kenneth Karlberg, President and Head of Business Area Mobility Services in TeliaSonera AB.

Merlin has sold TeliaSonera products and services under the Telia brand since 2004, but after the agreement entered into force on January 1, 2007, they concentrate entirely on the Telia product portfolio for services and subscriptions.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and
7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=352015&fn=wkr0001.pdf

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera
Press Office, (0)8-713 58 30